FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

FLUENZ TETRA, FOUR-STRAIN NASAL SPRAY VACCINE, RECEIVES POSITIVE OPINION IN EU FROM CHMP FOR THE PREVENTION OF SEASONAL INFLUENZA IN CHILDREN

AstraZeneca today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has issued a positive opinion on Fluenz Tetra, a nasally administered four-strain live attenuated influenza vaccine, for the prevention of seasonal influenza in eligible children and adolescents 24 months to 17 years of age.

Historically, seasonal flu vaccines have contained three strains of influenza: one influenza A (H1N1) virus, one influenza A (H3N2) virus, and one influenza B virus. However, Fluenz Tetra contains two strains of influenza A and two strains of influenza B to provide broad protection against influenza B. Influenza B strains on average account for approximately 25 percent of the influenza strains that circulate in Europe.

The positive opinion was reached after a review of data from a pivotal paediatric study. These data indicated that the safety and immunogenicity profile of Fluenz Tetra was comparable to currently approved three-strain (trivalent) vaccine, Fluenz.

Filip Dubovsky, Vice President of Clinical Biologics Infectious Disease and Vaccines, MedImmune, AstraZeneca's global biologics research and development arm, said: "We are delighted that Fluenz Tetra has received a positive opinion from the CHMP. The inclusion of two influenza B strains in the vaccine will provide broad protection and should help to reduce the overall incidence of influenza."

The CHMP's positive opinion on Fluenz Tetra will now be reviewed by the European Commission, which has the authority to approve medicines for the European Union. Should the EC approve Fluenz Tetra, it will replace Fluenz from the 2014-2015 flu season onwards.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                                        +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                                                      +44 20 7604 8037 (UK/Global)
Tracy Rossin                                                            +1 301 398 1468  (MedImmune)
Jacob Lund                                                               +46 8 553 260 20 (Sweden)

Investor Enquiries
Ed Seage                                                                  +1 302 886 4065        mob: +1 302 373 1361
Karl Hård                                                                 +44 20 7604 8123   mob: +44 7789 654364
Colleen Proctor                                                       + 1 302 886 1842       mob: +1 302 357 4882
Anthony Brown                                                     +44 20 7604 8067      mob: +44 7585 404943
Jens Lindberg                                                         +44 20 7604 8414      mob: +44 7557 319729
20 September 2013
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 20 September 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary